Exhibit 3
                                                                       ---------

                               DESC, S.A. DE C.V.
              ATTENDANCE LIST AT EXTRAORDINARY SHAREHOLDERS MEETING
          HELD ON DECEMBER 8, 1999 AT PASEO DE LOS TAMARINDOS 400 - B,
                    BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F.


   PASS NO.
                              NAME                     SERIES "A"     SERIES "B"     SERIES "C"           TOTAL      SIGNATURE


       1        EUGENIO HUERTA ROMERO                       5,000                                         5,000    /s/ (illegible)
                                                                                                                   ---------------



       2        IXE CASA DE BOLSA, S.A. DE C.V.           242,000        712,000        116,650       1,070,650   /s/ (illegible)
                                                                                                                  ---------------



       3        CASA DE BOLSA SANTANDER               351,745,597    260,137,337     31,636,452     643,519,386    /s/ (illegible)
                MEXICANO, S.A. DE C.V.                                                                             ---------------



       4        IGNACIO RUIZ BARRA                         92,500                       104,370         196,870    /s/ (illegible)
                                                                                                                   ---------------



       5        GRUPO BURSATIL MEXICANO, S.A.             115,005      1,160,632        111,180       1,386,817    /s/ (illegible)
                DE C.V.                                                                                            ---------------



       6        INVERSORA BURSATIL, S.A. DE C.V.       11,334,195     12,654,649     17,987,645      41,976,489    /s/ (illegible)
                                                                                                                   ---------------



       7        NACIONAL FINANCIERA, S.N.C.            44,962,250      6,155,000     12,826,200      63,943,450    /s/ (illegible)
                                                                                                                   ---------------



       8        BANCOMER, S.A.                            356,795      1,727,366        277,430       2,361,591    /s/ (illegible)
                                                                                                                   ---------------



       9        CARLOS MAISTERRENA FERNANDEZ Y/0
                CARLOS MAISTERRENA SADA                                   35,000         35,000          70,000    /s/ (illegible)
                                                                                                                   ---------------



      10        VALORES FINAMEX, S.A. DE C.V.              23,405        480,405        159,151         662,961
                                                                                                                   ---------------



      11        CASA DE BOLSA BANCOMER, S.A. DE C.V.       29,965        376,445        107,435         513,845
                                                                                                                   ---------------



      12        BITAL BANCO INTERNACIONAL, S.A.               135        500,135             25          500295    /s/ (illegible)
                                                                                                                   ---------------



      13        CASA DE BOLSA BITAL, S.A. DE C.V.          10,190      2,271,345        626,740       2,908,275    /s/ (illegible)
                                                                                                                   ---------------



      14        OPERADORA DE BOLSA SERFIN,              4,127,465      5,284,276        851,731      10,263,472
                S.A. DE C.V.                                                                                       ---------------



      15        CASA DE BOLSA INVERLAT, S.A.            7,946,300     13,564,154        764,245      22,274,699
                DE C.V.                                                                                            ---------------



      16        ACCIONES Y VALORES DE                                   357,000                        357,000    /s/ (illegible)
                MEXICO, S.A. DE C.V.                                                                              ---------------



      17        NACIONAL FINANCIERA, S.N.C.           51,878,066    191,942,543                    243,820,609    /s/ (illegible)
                (FIDEICOMIS NAFIN)                                                                                ---------------



      18        CASA DE BOLSA BBV - PROBURSA,             89,440      5,035,625         34,455       5,159,520    /s/ (illegible)
                S.A. DE C.V.                                                                                      ---------------



      19        IGNACIO RUIZ BARRA                         30,000         85,000            225         115,225   /s/ (illegible)
                                                                                                                  ---------------



      20        BANCO NACIONAL DE MEXICO, S.A.         64,540,730     11,806,027      7,657,304      84,004,061   /s/ (illegible)
                                                                                                                  ---------------



      21        ARTURO D'ACOSTA RUIZ Y/O                9,000,000                                     9,000,000   /s/ (illegible)
                ALBERTO M. MORE                                                                                   ---------------




                                                      546,529,038    514,284,939     73,296,238   1,134,110,215


The undersigned, Secretary of the Board of Desc, S.A. de C.V. certifies that the attached is a true copy of the original.


                                                  Mexico, D.F., December 8, 1999


                                                       /s/ Ernesto Vega Velasco
                                                       ------------------------
                                                           Ernesto Vega Velasco
                                                           Secretary